GLOBAL DIVERSIFIED MARKETING GROUP INC.

4042 Austin Boulevard, Suite B

Island Park, New York 11558

May 11, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Beverly A. Singleton, Staff Attorney

Re:	Global Diversified Marketing Group Inc.
Registration Statement on Form S-1 (File Number File No. 333-255532)

Dear Ms. Singleton:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Global Diversified Marketing Group Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10:00 a.m. on May 13, 2021, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

● Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

● The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Eleanor Osmanoff, Esq., at The Crone Law Group, P.C., counsel for the Company, at (917) 679-5931, email: eosmanoff@cronelawgroup.com.

Thank you for your attention to this matter.

Sincerely,

/s/ Paul Adler
Paul Adler
Chief Financial Officer

cc:	Eleanor Osmanoff, Esq.